Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements as of and for the three months ended March 31, 2021, give effect to the previously announced Agreement and Plan of Merger and Reorganization, dated November 11, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021 (the “Merger Agreement”) by and among MyMD Pharmaceuticals, Inc., a New Jersey corporation previously known as Akers Biosciences, Inc. (the “Company”), XYZ Merger Sub Inc. (the “Merger Sub”), a Florida corporation and a wholly owned subsidiary of and MyMD Pharmaceuticals (Florida), Inc., a Florida corporation previously known as MyMD Pharmaceuticals, Inc. (“MyMD Florida”), pursuant to which Merger Sub was merged with and into MyMD Florida, with MyMD Florida continuing after the merger as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”), and have been prepared in accordance with the guidance under Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 805: Business Combinations. This transaction is accounted for as a reverse acquisition involving only the exchange of equity; whereby, the fair value of the equity of the accounting acquiree (the Company) is used to measure consideration transferred since the value of the Company’s equity interests are more reliably measurable than the value of the accounting acquirer’s (pre-Merger MyMD Florida) equity interest. Pre-Merger MyMD Florida is the accounting acquirer based upon the terms of the Merger and other factors, such as the number of shares issued to pre-Merger MyMD Florida stockholders under the Merger Agreement upon closing of the Merger, relative voting rights and the composition of the combined company’s board and senior management. The unaudited pro forma condensed combined financial statements also give effect to the purchase of substantially all of the assets and certain liabilities of Supera Pharmaceuticals, Inc., a Florida corporation (“Supera”), pursuant to an Asset Purchase Agreement, dated November 11, 2020, by and between pre-Merger MyMD Florida and Supera (the “Supera Purchase”), and the contribution of substantially all of the assets Cystron Biotech, LLC (“Cystron”) pursuant to that certain Contribution and Assignment Agreement (the “Contribution Agreement”) by and among the Company, Cystron, Oravax Medical, Inc. (“Oravax”), and, Premas Biotech PVT Ltd. (“Premas”) (such transaction the “Contribution Transaction”). Certain fair values of the acquired assets and assumed liabilities may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods within the measurement period when it reflects new information obtained about facts and circumstances that were in existence at the acquisition date. The measurement period cannot exceed one year from the acquisition date. The following selected unaudited pro forma financial data does not give effect to the potential issuance of shares of Company common stock issued for each milestone payment (the “Milestone Shares”), which is contingent upon achievement of certain market capitalization milestone events during the 36-month period immediately following the closing of the Merger, or the potential payment of an amount in cash, on a pro rata basis, equal to the aggregate cash proceeds received by the Company from the exercise of any options to purchase shares of MyMD Florida common stock outstanding at the effective time of the Merger assumed by the Company upon closing of the Merger prior to the second-year anniversary of the closing of the Merger (the “Option Exercise Period”), such payment (the “Additional Consideration”), which is contingent upon exercise of the options to purchase pre-Merger MyMD Florida common stock assumed by the Company upon closing of the merger during the Option Exercise Period.

The following should be read with the unaudited pro forma condensed combined financial statements presented below:

●	The accompanying notes to the unaudited pro forma condensed combined financial statements;
●	The Company’s audited consolidated financial statements as of and for the year ended December 31, 2020 and the notes relating thereto in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2021.
●	The Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2021 and the notes relating thereto of this quarterly report;
●	Pre-Merger MyMD Florida’s unaudited financial statements as of and for the three months ended March 31, 2021 and the notes relating thereto, contained in Exhibit 99.2; and
●	Supera’s unaudited financial statements as of and for the three months ended March 31, 2021 and the notes relating thereto, contained in Exhibit 99.1.

The Company is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the transactions.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical unaudited consolidated balance sheet of the Company as of March 31, 2021 with the historical unaudited balance sheet of pre-Merger MyMD Florida as of March 31, 2021, giving pro forma effect to the Supera Purchase, the Contribution Transaction and the proposed merger as if they had consummated on March 31, 2021.

The unaudited pro forma condensed combined statement of comprehensive loss for the three months ended March 31, 2021 combines the historical unaudited consolidated statement of comprehensive loss of the Company for the three months ended March 31, 2021 with the historical unaudited statement of operations of pre-Merger MyMD Florida for the three months ended March 31, 2021, giving pro forma effect to the Supera Purchase, the Contribution Transaction and the proposed merger as if they had consummated as of January 1, 2021.

The historical financial information has been adjusted in the respective unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Supera Purchase, the Contribution Transaction or the proposed merger, (2) factually supportable, and (3) with respect to the statements of comprehensive loss, expected to have a continuing impact on the combined company.

The unaudited pro forma condensed combined financial statements presented are based on the assumptions and adjustments described in the accompanying notes. The pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent what the financial position or results of operations would have been if the Supera Purchase, the Contribution Transaction or the proposed merger had been completed as of the dates indicated in the unaudited pro forma condensed combined financial statements or that will be realized upon the consummation of the proposed transactions.

The historical unaudited pro forma condensed combined financial statements of the Company and pre-Merger MyMD Florida included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed or have not progressed to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Upon consummation of the Merger, final valuations and studies will be performed. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future financial position and results of operations. Fair values determined as of the assumed acquisition dates are based on the most recently available information. To the extent there are significant changes to the Company’ or pre-Merger MyMD Florida’s business, or as new information becomes available, the assumptions and estimates herein could change significantly.

Because pre-Merger MyMD Florida will be treated as the accounting acquirer, pre-Merger MyMD Florida’s assets and liabilities will be recorded at their pre-combination carrying amounts and the historical operations that are reflected in the financial statements will be those of pre-Merger MyMD Florida. The Company’s assets and liabilities will be measured and recognized at their fair values as of the date of the Merger, and consolidated with the assets, liabilities and results of operations of pre-Merger MyMD Florida after the consummation of the Merger. The unaudited pro forma condensed combined statement of comprehensive loss includes certain acquisition accounting adjustments described therein.

The unaudited pro forma condensed combined statement of comprehensive loss does not include (a) the impacts of any revenue, cost or other operating synergies that may result from the Merger or any related restructuring costs; (b) certain amounts resulting from the Merger that were determined to be of a non-recurring nature.

The Supera Purchase and the Merger have been consummated as of the date of the preparation of these pro forma financial statements.

MyMD Pharmaceuticals, Inc and Subsidiaries

Pro Forma Condensed Combined Balance Sheets

March 31, 2021

(unaudited)

		Accounting
		Acquirer	Cystron
	Legal	Pre-Merger	Biotech
	Acquirer	MyMD	Spin-off	AJE		AJE	Pro Forma
	Company	Florida	Adjustments	#	Adjustments	#	Combined

Current assets:
Cash and Cash Equivalents	$569,366	$437,178	$-		$-		$1,006,544
Marketable Securities	30,480,537	-	(1,500,000)	a	(3,379,614)	1	25,600,923
Other Receivables	3,026,137	-	-		(3,026,137)	4	-
Prepaid Expenses	223,029	1,218	-		-		223,029
Total current assets	34,297,851	438,396	(1,500,000)		(6,405,751)		26,830,496

Non-Current Assets
Investment in Oravax	1,500,000	-	-		-		1,500,000
Goodwill	-	-	-		18,467,102	8	18,467,102
Total Non-Current Assets	1,500,000	-	-		18,467,102		19,967,102

Total Assets	$35,797,851	$438,396	$1,500,000		$12,061,351		$46,797,598

Current Liabilities
Trade and Other Payables	$2,374,059	$2,204,805	$(1,500,000)	a	$688,913	6	$3,767,777
Bridge Loan Payable - Related Party	-	3,000,000	-		(3,000,000)	2,4	-
Accrued Interest	-	257,411	-		(257,411)	1	-
Due to Related Party Starwood Trust and Jonnie Williams, Sr and Supera	-	185,577	-		(185,577)	1	-
Line of Credit, Related Party, net unamortized Debt Discount	-	2,936,626	-		(2,936,626)	1	-
Payroll Protection Program Loan	-	70,600	-		-		70,600
Total current liabilities	2,374,059	8,655,019	(1,500,000)		(5,690,701)		3,838,377

Total Liabilities	$2,374,059	$8,655,019	$(1,500,000)		$(5,690,701)		$3,838,377

Commitments and contingencies

Stockholders’/Members’ Deficit
Preferred Stock, no par value, 50,000,000 total preferred shares authorized
Series C Convertible Preferred Stock, 1,990,000 shares designated, no par value and a stated value of $4.00 per share, 0 shares issued and outstanding as of March 31, 2021	-	-	-		-		-
Series D Convertible Preferred Stock, 211,353 shares designated, no par value and a stated value of $0.01 per share, 72,992 shares issued and outstanding as of March 31, 2021	144,524	-	-		-		144,524
Series E Junior Participating Preferred Stock, 100,000 shares designated, no par value and a stated value of $0.001 per share, 0 shares issued and outstanding as of March 31, 2021	-	-	-		-		-
Common stock, no par value, 100,000,000 shares authorized 8,326,730 issued and outstanding as of March 31, 2021	171,925,670	-	10,290	b	(40,451,041)	3,5,6,7,8	131,484,919
Common Stock $0.0001 par value, 90,000,000 shares authorized 40,043,504 outstanding as of March 31, 2021		4,004	-		(4,004)	3	-
Additional Paid-in-Capital	-	43,411,488	-		(43,411,488)	3	-
Accumulated Deficit	(138,646,402)	(51,632,115)	(10,290)	b	101,618,585	1,2,5,6,7,8	(88,670,222)
Total Stockholders’/Members’ Deficit	33,423,792	(8,216,623)	-		17,752,052		42,959,221

Total Liabilities and Shareholders’ Equity	$35,797,851	$438,396	$(1,500,000)		$12,061,351		$46,797,598

MyMD Pharmaceuticals Inc. and Subsidiaries

Pro Forma Condensed Combined Statements of Comprehensive Loss

For the Three Months Ended March 31, 2021

(unaudited)

		Accounting
		Acquirer	Cystron
	Legal	Pre-Merger	Biotech
	Acquirer	MyMD	Spin-off	AJE		AJE	Pro Forma
	Company	Florida	Adjustments	#	Adjustments	#	Combined

Product Revenue	$-	$-	$-		$-		$-
Product Cost of Sales	-	-	-		-		-
Gross Income	-	-	-		-		-

Operating Expenses:
Administrative Expenses	1,508,336	1,247,248	-		-		2,755,584
Sales and Marketing Expenses	-	-	-		-		-
Research and Development Expenses	(19,365)	1,052,001	10,290	bb	-		1,042,926
Total operating expenses	1,488,971	2,299,249	10,290		-		3,798,510

Loss from operations	(1,488,971)	(2,299,249)	(10,290)		-		(3,798,510)

Other (Income) Expense:
Loss on Disposal of Property and Equipment	-	-	-		-		-
Foreign Currency Transaction Loss	-	-	-		-		-
Gain on Investments	(12,649)	-	-		-		(12,649)
Loss on fair market value of Equity Investments	14,402						14,402
Interest and Dividend (Income)/Expense	(43,453)	660,564	-		26,137	aa	643,248
Total Other (Income)/Loss	(41,700)	660,564	-		26,137		645,01

Loss from Continuing Operations Before Income Tax	(1,447,271)	(2,959,813)	(10,290)		(26,137)		(4,443,511)

Income Tax Benefit	-	-	-		-		-

Net Loss from Continuing Operations	(1,447,271)	(2,959,813)	(10,290)		(26,137)		(4,443,511)

Basic and Diluted loss per common share from continuing operations	$(0.17)						$(0.12)
Weighted average basic common shares outstanding	8,544,298				28,955,790		37,500,088

Notes to Unaudited Pro forma condensed combined Financial Statements

1. Description of the Transaction and Basis of the Pro Forma Presentation

The unaudited pro forma condensed combined financial statements were prepared in U.S. Dollars and in accordance with accounting principles generally accepted in the United States of America (US GAAP) and pursuant to the rules and regulations of SEC Regulation S-X, and present the pro forma financial position and results of operations of the combined companies based upon the historical data of the Company and pre-Merger MyMD Florida, after giving effect to the Supera Purchase, the Contribution Transaction and the Merger.

In accordance with the guidance under FASB ASC 805: Business Combinations, this transaction is accounted for as a reverse acquisition involving only the exchange of equity; whereby, the fair value of the equity of the accounting acquiree (the Company) is used to measure consideration transferred since the value of the Company’s equity interests are more reliably measurable than the value of the accounting acquirer’s (pre-Merger MyMD Florida) equity interest. Pre-Merger MyMD Florida is the accounting acquirer based upon the terms of the Merger.

Merger Agreement

Pursuant to the Merger Agreement, Merger Sub merged with and into pre-Merger MyMD Florida, with pre-Merger MyMD Florida continuing after the Merger as the surviving corporation on April 16, 2021. Based on the Exchange Ratio of 0.7718, the Company issued to pre-Merger MyMD Florida’s shareholders 0.7718 shares of the Company’s common stock per share of pre-Merger MyMD Florida’s common stock, pursuant to the terms of the Merger Agreement. On a pro forma basis, based upon the number of shares of the Company’s common stock issued in the Merger (including shares of the Company’s common stock issuable upon certain outstanding Company options and warrants), pre-Merger Company shareholders own approximately 22.95% of the combined company and pre-Merger MyMD Florida shareholders own approximately 77.05% of the combined company.

The Company issued 28,553,307 shares of common stock and 4,188,315 stock options to the pre-Merger MyMD Florida shareholders on a post reverse split basis.

Treatment of the MYMD and Supera Merger

The merger of Supera into pre-Merger MyMD Florida was treated as a merger under common control. The financial statements were combined, and intercompany transactions were eliminated. Intercompany eliminations consisted of $444,000 related to the use and reimbursement of expenses for a private aircraft as recorded in the Statements of Operations for the three months ended March 31, 2021.

Pre-Merger MyMD Florida’s shareholders owned 60% and Supera shareholders owned 40% of the combined entity. Based upon an exchange ratio of 1.3575 shares of pre-Merger MyMD Florida’s common stock per share of Supera common stock, pre-Merger MyMD Florida issued 33,937,909 common shares to the shareholders of Supera upon the closing of the merger. Pre-Merger MyMD Florida had approximately 73,991,413 of common shares issued and outstanding and 10,853,360 stock options outstanding upon completion of the merger.

The pro forma condensed combined financial statements present the pre-Merger MyMD Florida’s combined entity as of and for the three months ended March 31, 2021.

Treatment of the Contribution and Assignment Agreement in the Merger

On March 18, 2021, the Company entered into the Contribution Agreement by and among the Company, Cystron, and Oravax, pursuant to which the Company agreed to contribute (i) an amount in cash equal to $1,500,000 to Oravax, (ii) cause Cystron to contribute substantially all of the assets associated with its business of developing and manufacturing a COVID-19 Vaccine Candidate to Oravax, and deliver to Premas on behalf of Cystron $1,200,000 in satisfaction of all current accrued and unpaid milestone payments due pursuant to the License and Development Agreement between Cystron and Premas (as amended and restated on March 19, 2020, the “License Agreement”). The aggregate purchase price for the contribution consisted of 390,000 shares of capital stock of Oravax, or 13% of the projected outstanding shares of Oravax and the assumption of all obligations or liabilities in respect of the assets of Cystron, including the License Agreement. In addition, Oravax agreed to pay future royalties to the Company equal to 2.5% of all net sales of products (or combination products) manufactured, tested, distributed and/or marketed by Oravax or its subsidiaries. In addition to the cash amount equal to $1,200,000, the Company will hold for payment and delivery, an additional amount equal to $300,000 and 67,286 shares of the Company’s common stock and 72,922 shares of the Company’s Series D Convertible Preferred Stock, due to Premas, to be paid and delivered at a future date upon Premas obtaining the requisite permissions from Indian Authorities and making a demand on the Company for payment and delivery of the same. For the avoidance of doubt, the 134,572 shares of the Company’s common stock and 72,992 shares of the Company’s Series D Convertible Preferred Stock referred to in the preceding sentence were previously issued and are outstanding in the stock books of the Company registered in the name of Premas. (Note 3)

The Company will not have significant influence on the operating and financing decisions of Oravax. The Company treated the transaction under the cost method of accounting per the guidance contained in FASB ASC 325 Investments - Other which is included in the Condensed Consolidated Balance Sheet as of March 31, 2021. (Adjustments a,b)

Treatment of the Starwood Line of Credit in the Merger

Pursuant to the Merger Agreement, in connection with the Merger, all amounts due and owing with respect to the line of credit established between pre-Merger MyMD Florida and The Starwood Trust were paid in full upon the closing of the Merger. The unaudited pro forma condensed combined balance sheet is adjusted to reclassify the line of credit plus its accrued interest to marketable securities to reflect the disbursement of funds (Adjustment 1). Any amounts to be used to pay off The Starwood Trust to repay in full the line of credit established between pre-Merger MyMD Florida and The Starwood Trust immediately following the closing is being treated as a reduction to the Company’s $25,000,000 minimum cash contribution merger condition. (Adjustment 1)

Treatment of the Bridge Loan Note in the Merger

The Bridge Loan Note pursuant to which the Company was able to loan to pre-Merger MyMD Florida up to $3.0 million became an intercompany transaction upon the closing of the Merger and as such is eliminated in the pro forma condensed combined balance sheet as of December 31, 2020 (Adjustment 2, 4). The outstanding loan amount, plus accumulated interest, are being treated as a reduction to the Company’s $25,000,000 minimum cash contribution merger condition. As of March 31, 2021, the Company had advanced pre-Merger MyMD Florida a total of $3,000,000 under the Bridge Loan Note.

Treatment of Stock Options, Restricted Stock Units and Warrants in the Merger

All pre-Merger MyMD Florida stock options granted under the pre-Merger MyMD Florida stock option plan that are outstanding prior to the effective date of the Merger were cancelled and re-issued under the Company’s stock option plan based upon the original terms, as adjusted for the share exchange ratio, vested immediately and will expire two years from the effective date of the transaction. The fair market value of the options was calculated utilizing the Black-Scholes methodology using the Company’s closing share price of $4.94 per share on April 16, 2020. The pro forma condensed combined balance sheet has been adjusted to reflect the compensation expense associated with the modification of the outstanding options, net of the previously amortized costs.

The cash exercise price received by the combined company upon exercise of the pre-Merger MyMD Florida stock options prior to expiration was accumulated and distributed to pre-Merger MyMD Florida shareholders of record as of the effective date of the Merger. Due to the significant uncertainties related to the exercise of the pre-Merger MyMD Florida stock options, the fair market value of such potential exercise is not measurable as of the pro forma date and is being treated as an undefined contingent liability.

Per the Merger Agreement, there is no requirement for pre-Merger MyMD Florida stock options to be exercised as of the effective date of the Merger and are therefore being treated as unissued shares for the pro forma condensed combined financial statements.

All of the Company’s restricted stock units granted under the Company’s incentive stock option plan that are outstanding prior to the effective date of the Merger vested upon the completion of the transaction. The vested RSUs are to be settled in shares of common stock of the Company to be issued upon closing of the Merger and with giving effect to any shares that would be withheld for tax liability. The pro forma condensed combined balance sheet has been adjusted for the effect of the unamortized compensation expense (Adjustment 6).

The Company outstanding warrants are un-affected by the Merger and their pre-Merger terms and conditions will remain in effect until the expiration.

Treatment of the Excess Cash Contribution

Pursuant to Amendment No. 1 to the Merger Agreement, a contribution of Parent Net Cash in excess of the Minimum Parent Net Cash, as adjusted for the Bridge Loan and the Starwood Line of Credit, reduced the number of available Merger Shares. The following table provides details of the adjustment:

Excess Parent Cash Calculation
Parent Cash, Cash Equivalents and Marketable Securities as of December 31, 2020	$35,336,407
Less
Net change year-to-date	(4,279,566)
Liabilities, less non-cash items	(495,306)
Estimated operating and other expenses	(1,000,000)
Available funds under the Bridge Loan	-
Contribution and Assignment Agreement	(1,500,000)
Starwood Line-of-Credit Retirement	(3,192,119)
Parent Net Cash, Cash Equivalents and Marketable Securities as of April 16, 2021	$24,869,416
Minimum Parent Net Cash, per Merger Agreement	$25,000,000
Less
Bridge Loan, actual	(3,000,000)
Available funds under the Bridge Loan	-
Starwood Line-of-Credit Retirement	(3,192,119)
Adjusted Minimum Parent Net Cash, per Merger Agreement	$18,807,881
Excess Parent Net Cash Contribution	$6,061,535
Excess Cash Factor Calculation
Excess Parent Net Cash	$6,061,535
Divided by Valuation Peg	206,000,000
Excess Cash Factor	2.95%

Merger Share Calculation, per Merger Agreement
Adjusted outstanding shares of the Company’s common stock as of April 16, 2021	9,752,195
Divided by 20% plus the Excess Cash Factor	22.95%
Merger Shares of common stock of the combined company	42,493,817
Multiplied by 80% less the Excess Cash Factor	77.05%
Estimated shares of the Company’s common stock issued to MyMD upon closing of the Merger	32,741,622

Treatment of the Market Capitalization Milestones

The ability of the combined company to meet the market capitalization milestones is subject to the combined company’s future performance and other market conditions that are out of the company’s control. As such, the fair market value of the Milestone Shares is not measurable as of the pro forma date and is being treated as an undefined contingent liability.

Treatment of the Transaction Costs

Transaction costs primarily consist of printing, stock exchange, accounting and legal fees which are estimated to range from $750,000 to $1,500,000. There can be no assurance that these estimates will not change. Due to the expected volatility of the anticipated transaction costs, they are being treated as a contingent liability and have been excluded from the pro forma condensed combined financial statements. These transactions and related costs are one-time events and are not expected to have a continuing impact on the combined entity and as such would not impact the pro forma earnings per share.

2. Preliminary Purchase Price

The Company issued to pre-Merger MyMD Florida shareholders and their designees a number of shares of its common stock (including in respect of outstanding pre-Merger MyMD Florida options), which represented approximately 80% of the combined company. The estimated preliminary purchase price, which represented the consideration transferred to the pre-Merger MyMD Florida stockholders in the reverse merger, was calculated based on the number of shares of the combined company that the Company’s shareholders owned as of the closing of the Merger. The accompanying unaudited pro forma condensed combined financial statements reflect an estimated purchase price of approximately $48.18 million, which consists of the following:

Estimated number of shares of the combined company owned by the Company’s shareholders(1)	9,752,195
Multiplied by the price per share of the Company’s common stock(2)	$4.94
Estimated purchase price	$48,175,844

(1)

Represents the number of shares of the combined company that the Company’s shareholders owned as of the closing of the Merger pursuant to the Merger Agreement, which, for purposes of these pro forma financial statements, is calculated as the sum of a) 8,326,730 the Company’s shares outstanding as of March 3, 2021, b) 36,496 shares of the Company’s common stock issuable upon conversion of the Company’s Series D Convertible Preferred Stock, c) 402,483 shares of the Company’s common stock issued upon settlement of the Company’s restricted stock units that vested upon the completion of the Merger, and d) 986,486 shares of the Company’s common stock underlying outstanding the Company’s pre-funded warrants.

(2)	$4.94 was the closing trading price of the Company’s common stock on April 16, 2021.

The number of shares of common stock the Company issued to pre-Merger MyMD Florida shareholders (including in respect of outstanding pre-Merger MyMD Florida options), for purposes of these pro forma financial statements, is calculated pursuant to the terms of the Merger Agreement as follows:

Shares of Company common stock outstanding as of April 16, 2021	8,326,730
Shares of Company common stock subject to Series D Convertible Preferred stock	36,496
Shares of Company common stock subject to outstanding restricted stock units	402,483
Shares of Company common stock subject to outstanding pre-funded warrants(1)	986,486
Adjusted outstanding shares of Company common stock	9,752,195
Divided by the assumed percentage of Company ownership of the combined company	22.95%
Estimated adjusted total shares of common stock of the combined company	42,493,817
Multiplied by the assumed percentage of pre-Merger MyMD Florida ownership of the combined company	77.05%
Estimated shares of Company common stock issued to pre-Merger MyMD Florida upon closing of the Merger(2)	32,741,622

(1)	986,486 shares of Company common stock underlying outstanding the Company’s pre-funded warrants are included in the calculation of the estimated total number of shares to be issued upon the completion of the Merger. An additional 5,463,032 shares issuable upon exercise of the outstanding the Company’s warrants with a strike price in excess of $3.44 were excluded per the Merger Agreement.
(2)	The common stock issued to pre-Merger MyMD Florida upon closing includes 4,188,315 shares allocated to fully vested stock options of pre-Merger MyMD Florida assumed by the Company upon closing, which will expire two years from the effective date of the Merger. Pursuant to the terms of the Merger Agreement, shares have been allocated to pre-Merger MyMD Florida’s outstanding stock options, however, there is no requirement for these options to be exercised as of the effective date of the Merger.

The allocation of the preliminary purchase price to the estimated fair value of the assets acquired and liabilities assumed as of March 31, 2021, (Adjustment 8) is as follows:

	Based on Historical Balance Sheet of the Company as of March 31, 2021	Pro Forma Adjustments(1)(2)	Purchase Price Allocation – Pro Forma

Total Consideration	$48,175,844	$-	$48,175,844
Cash and Cash Equivalents	569,366	-	569,366
Marketable Securities	30,480,537	(1,500,000)	28,980,537
Other Receivables	3,026,137	(3,026,137)	-
Prepaid Expenses	221,811	-	221,811
Investment in Oravax	1,500,000	-	1,500,000
Trade and Other Payables	(2,374,059)	811,087	(1,562,972)
Net Tangible Assets Acquired	33,423,792	(3,715,050)	29,708,742
Excess of Purchase Price Over Net Assets Acquired to be Allocated to Goodwill	$14,752,052	$(3,715,050)	$18,467,102

(1)	Transaction costs primarily consist of printing, stock exchange, accounting and legal fees which are estimated to range from $750,000 to $1,500,000. There can be no assurance that these estimates will not change. Due to the expected volatility of the anticipated transaction costs, they are being treated as a contingent liability and have been excluded from the pro forma condensed combined financial statements.
(2)	The adjustments reflect the effect of the Contribution and Assignment Agreement, the elimination of the MyMD Bridge Loan and an adjustment for withholding taxes on the issuance of shares to settle the RSUs.

The purchase price allocation will remain preliminary until the Company completes a final valuation of the assets acquired and liabilities assumed as of the date that the Merger was consummated. The excess of consideration transferred over the estimated fair value of the net identifiable assets will be allocated to goodwill. The final determination of the allocation consideration transferred is expected to be completed as soon as practicable after the consummation of the Merger but will in no event exceed one year from the acquisition date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements. For acquired working capital accounts such as prepaid expenses and other current assets, accounts payable and certain accrued expenses, the Company determined that no preliminary fair value adjustments were required due to the short timeframe until settlement for these assets and liabilities.

3. Accounting Policies and Merger Pro Forma Adjustments

Based on the Company’s review of pre-Merger MyMD Florida’s summary of significant accounting policies disclosed in pre-Merger MyMD Florida’s financial statements, the nature and amount of any adjustments to the historical financial statements of pre-Merger MyMD Florida to conform its accounting policies to those of the Company are not expected to be significant. Upon consummation of the Merger, further review of pre-Merger MyMD Florida’s accounting policies and financial statements may result in required revisions to pre-Merger MyMD Florida’s policies and classifications to conform to the Company’s accounting policies.

The adjustments included in the pro forma condensed combined balance sheet are as follows:

(a)	To record the disbursement of the $1,500,000 investment in Oravax under the Contribution and Assignment Agreement to be paid by the Company.

Description	Debit	Credit
Trade and Other Payables	$1,500,000
Marketable Securities		$1,500,000

(b)	To record the effect on the Consolidated Balance Sheets from the reduction of research and development expense incurred during the three months ended March 31, 2021 that are non-recurring as the result of the Contribution Transaction.

Description	Debit	Credit
Accumulated Deficit	$10,290
Common Stock		$10,290

(1)	To record the payoff of the Starwood Line of Credit plus accumulated interest upon close of the Merger.

Description	Debit	Credit
Starwood Line of Credit	$2,936,626
Due to Related Party	185,577
Starwood Line of Credit – Accrued Interest	257,411
Marketable Securities		$3,379,614

(2)	To record interest expense on the Company/pre-Merger MyMD Florida Bridge Loan.

Description	Debit	Credit
Accumulated Deficit	$26,137
Other Receivables		$26,137

(3)	To reclassify the pre-Merger MyMD Florida Common Stock and Additional Paid-In Capital

Description	Debit	Credit
Pre-Merger MyMD Florida Common Stock	$4,004
Pre-Merger MyMD Florida Additional Paid-In Capital	43,411,488
Common Stock		$43,415,492

(4)	To eliminate the Company/pre-Merger MyMD Florida Bridge Loan.

Description	Debit	Credit
Bridge Loan – Related Party	$3,026,137
Other Receivables		$3,026,137

(5)	To record the expenses related to the modification of the outstanding pre-Merger MyMD Florida stock options’ expiration dates to comply with the Merger Agreement.

Description	Debit	Credit
Accumulated Deficit	$37,373,172
Common Stock		$37,373,172

(6)	To record the expenses related to the accelerated vesting of the outstanding unvested Restricted Stock Units pursuant to the terms of the restricted stock unit agreements and record the federal and state withholding liability.

Description	Debit	Credit
Accumulated Deficit	$979,757
Trade and Other Payables		$688,913
Common Stock		290,844

(7)	To reclassify the Company’s deficit account.

Description	Debit	Credit
Common Stock	$139,662,586
Accumulated Deficit		$139,662,449

(8)	To record the acquisition value of the Merger in excess of tangible assets acquired.

Description	Debit	Credit
Goodwill	$18,467,102
Common Stock		$18,467,102

The adjustment included in the pro forma condensed combined statement of comprehensive loss is as follows:

(aa)	To record the interest on the Company/pre-Merger MyMD Florida Bridge Loan for the three months ended March 31, 2021.

Description	Debit	Credit
Interest and Dividend Expense		$26,137

(bb)	To record the elimination of a credit balance in research and development expense incurred during the three months ended March 31, 2021 that are non-recurring as the result of the Contribution Transaction. (Note 3)

Description	Debit	Credit
Research and Development Expense	$10,290

The pro forma condensed combined basic and diluted earnings per share from continuing operations have been adjusted to reflect the pro forma condensed combined net loss for the three months ended March 31, 2021. In addition, the numbers of shares used in calculating the pro forma condensed combined basic and diluted net loss per share have been adjusted to reflect the estimated total number of shares of common stock of the combined company outstanding as of the closing of the Merger. The estimated total numbers of shares of common stock of the combined company outstanding as of the closing of the Merger was calculated as the estimated adjusted total shares of common stock issued and outstanding of the combined company of 37,282,520, plus 4,188,315 shares reserved for pre-Merger MyMD Florida stock options assumed by the Company at closing, 986,486 shares reserved for pre-funded warrants of the Company, and 36,496 shares reserved for the Series D Convertible Preferred stock as described in Note 2, “Preliminary Purchase Price.” The following table sets forth the calculation of the pro forma weighted average number of common shares outstanding — basic and diluted:

		Pro Forma Weighted Average Shares
	All Shares Issued/Issuable upon Merger	Pro Forma Weighted Average Shares for the Year Ended March 31, 2021(3)
Pre-Merger MyMD Florida:
Common shares issued and outstanding	73,991,413	-
Stock options outstanding	10,853,360	-
Total pre-Merger MyMD Florida share basis	84,844,773	-
Post conversion basis at the Exchange Ratio of 0.7718	65,479,931
Effect of 1-for-2 reverse stock split	(32,738,309)
Post reverse split basis at the Exchange Ratio of 0.7718	32,741,622	-
Recapitalization/Conversion of pre-Merger MyMD Florida common shares into Company common shares based on the Exchange Ratio:	28,553,307	28,553,307
Recapitalization/Conversion of pre-Merger MyMD Florida stock options into Company common shares based on the Exchange Ratio(1)	4,188,315	-
	32,741,622	28,553,307

The Company pre-Merger:
Common shares: issued and outstanding(2)	8,326,730	8,544,298
Post-Merger:
Series D Convertible Preferred stock converted to common stock	36,496	-
Restricted Stock Units converted to common stock; vesting accelerated to the effective date	402,483	402,483
Pre-funded warrants convertible to common stock	986,486	-
	9,752,195	8,946,781
Estimated adjusted total shares of common stock for the combined entity	42,493,817	37,500,088

(1)	Pursuant to the terms of the Merger Agreement, shares have been allocated to pre-Merger MyMD Florida’s outstanding stock options, however, there is no requirement for these options to be exercised as of the effective date of the Merger and are therefore being treated as unissued shares for the purposes of calculating the weighted-shares outstanding.
(2)	The Company’s pre-Merger common shares issued and outstanding of 8,326,730 was the actual number of common shares issued and outstanding as of March 31, 2021.
(3)	All outstanding stock options, Series D convertible preferred stock and pre-funded warrants exercisable for the combined company’s common stock are anti-dilutive and therefore excluded from the weighted-average shares calculation for the three months ended March 31, 2021 as referenced in the pro forma condensed combined Statement of Comprehensive Loss.